UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Gilat Satellite Networks Ltd.
-------------------------------------
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
----------------------------------------------------------
(Title of Class of Securities)

M51474-10-0
-------------------
(CUSIP Number)

Adam J. Semler
JGD Management Corp.
390 Park Avenue
New York, New York 10022
Telephone: (212) 300-1300

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
-----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2005
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Page 1 of  32 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of  32 Pages

CUSIP No. M51474-10-0                       13D

1) NAMES OF REPORTING PERSONS	JGD Management Corp.
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]
3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	[ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7) SOLE VOTING POWER	12,689,094
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	10,387,475
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,689,094

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 39.9%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 3 of  32 Pages

CUSIP No. M51474-10-0                         13D

1) NAMES OF REPORTING PERSONS	York Capital Management, L.P.
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	(a) [ ]
	(b) [X]

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	[ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7) SOLE VOTING POWER	1,874,395
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	1,534,407
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,874,395

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 7.9%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 4 of  32 Pages

CUSIP No. M51474-10-0                         13D

1) NAMES OF REPORTING PERSONS	York Investment Limited
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	(a) [ ]
	(b) [X]

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	[ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION	Commonwealth of the Bahamas

NUMBER OF	7) SOLE VOTING POWER	7,858,709
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	6,433,252
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,858,709

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 27.8%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 5 of  32 Pages

CUSIP No. M51474-10-0                         13D

1) NAMES OF REPORTING PERSONS	York Credit Opportunities Fund, L.P.
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	(a) [ ]
	(b) [X]

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	[ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7) SOLE VOTING POWER	2,955,990
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	2,419,816
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,955,990

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 12.0%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 6 of  32 Pages

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”).

The principal executive offices of the Company are located at 21 Yegia Kapayim Street, Petach-Tikva, Israel.

Item 2.   Identity and Background

(a)   This Statement is filed jointly by the following persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1:

(i)   JGD Management Corp. (“JGD”), a Delaware corporation, d/b/a York Capital Management, an affiliate of Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, York Offshore Holdings, Limited ("York Offshore Limited"), a corporation of the Commonwealth of the Bahamas, and York Credit Opportunities Domestic Holdings, LLC (“York Credit Opportunities Domestic Holdings”), a New York limited liability company.

(ii)   York Capital Management, L.P. ("York Capital"), a Delaware limited partnership.

   (iii)   York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas.

(iv)   York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership.

The sole shareholder of JGD is James G. Dinan.

Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling member of Dinan Management.

York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

York Credit Opportunities Domestic Holdings, is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings.

Page 7 of  32 Pages

The name of each director and each executive officer of York Capital Management, York Investment and York Offshore Limited is set forth in Exhibits 2, 3 and 4, respectively, attached hereto, which are incorporated herein by reference.

(b)   The principal business address of each of JGD, York Capital, York Investment, York Credit Opportunities, Dinan Management, York Offshore Limited, York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
390 Park Avenue
New York, New York 10022

The business address of each other person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which are incorporated herein by reference.

(c)   JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority.

Each of York Capital and York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which are incorporated herein by reference.

(d)-(e)   Neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of  32 Pages

(f)   The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 2, 3 and 4 attached hereto, which is incorporated by reference herein.

Item 3.   Source and Amount of Funds or Other Consideration

York Capital Management, for and on behalf of accounts managed by it, and Bank Hapoalim B.M. (the “Bank”) entered into a Loan Assignment Agreement dated June 23, 2005 (as amended on July 18, 2005, the “Assignment Agreement”), and on July 18, 2005, the Reporting Persons consummated the transactions contemplated by the Assignment Agreement by paying an aggregate purchase price of $57,972,652 to the Bank to acquire all of the Bank’s rights and obligations under the Facility Agreement, as amended, between the Bank and the Company (the “Facility Agreement”). The outstanding balance on the assigned Facility Agreement (the “Loan”) due by the Company to the Bank was $70,400,000 as of July 18, 2005, and such outstanding balance of the Loan was allocated among the Reporting Persons as follows: (i) $10,399,283 of the outstanding balance of the Loan was allocated to York Capital; (ii) $43,600,672 of the outstanding balance of the Loan was allocated to York Investment; and (iii) $16,400,045 of the outstanding balance of the Loan was allocated to York Credit Opportunities.

Pursuant to an Amendment dated April 4, 2004 (the “Loan Amendment”) to the Facility Agreement between the Company and the Bank, which Loan Amendment was assigned to the Reporting Persons pursuant to the Assignment Agreement, each of York Capital, York Investment and York Credit Opportunities has the right to instruct the Company to issue to it or to a third party a warrant or warrants for the purchase of Shares (each, a “Warrant”), and the maximum exercise amount that may be paid under all the Warrants issued to any such Reporting Person shall equal the then outstanding balance of the portion of the Loan allocated to such Reporting Person.

The exercise price per Share for a Warrant shall equal the average closing sale price of a Share, as published by NASDAQ over the thirty consecutive trading days immediately preceding the day of the notice of exercise by the holder of such Warrant, plus 1%; provided, however, in no event shall the exercise price per Share be less than $7.50 or more than (i) if exercised between July 1, 2005 and June 30, 2006, $30.00; and (ii) if exercised between July 1, 2006 and June 30, 2007, $40.00. Moreover, in the event that the Company completes a private placement investment by a third party for an amount that exceeds $20 million, at the option of the applicable Reporting Person, the exercise price of a Warrant shall be based on the same price offered in the private placement.

The right to the Warrants can be exercised until June 30, 2007. Once issued, a Warrant will be exercisable for a thirty-day period. The proceeds paid to the Company from the exercise of the Warrants shall be applied to reduce all future installments of the principal due pursuant to the Facility Agreement on a pro rata basis.

Page 9 of  32 Pages

The Reporting Persons shall be entitled to require the Company to prepare a Registration Statement on Form F-3 covering a resale offering of all of the Shares held by the Reporting Persons, including the Shares underlying the Warrants. The Company shall be required to keep such Registration Statement effective for 36 months from the date that such Registration Statement is declared effective, other than between March 15 and June 30 of each year. In addition, until June 30, 2007, the Reporting Persons will be entitled to require the Company to grant one “demand registration” with respect to the Shares underlying one Warrant.

Concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank and York Capital Management, for and on behalf of accounts managed by it, entered into the Share Option Agreement dated July 18, 2005 (the “Option Agreement”) pursuant to which the Bank granted to York Capital Management (i) the option (the “Option”) to purchase up to 1,000,809 Shares (the “Option Shares”) at any time until July 18, 2007 at an exercise price per Share equal to $6.30 plus 35% of the difference between $6.30 and the Fair Market Price (as hereinafter defined) of a Share as of the exercise date, provided that if the Fair Market Price of a Share is less than $6.30, then the exercise price per Share shall be $6.30; (ii) after the expiration of the Option and with respect to any Option Shares that have not been purchased by exercise of the Option, the right of first offer to purchase from the Bank any such remaining Option Shares on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person; and (iii) the right of first offer to purchase from the Bank 1,051,619 Shares (the “Remaining Shares”) on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person. The “Fair Market Price” of a Share means the average of the closing prices of a Share at the close of trading on each of the 30 consecutive trading days on the Tel-Aviv Stock Exchange and NASDAQ immediately preceding the exercise date of the Option; provided, however, that if the Fair Market Price of a Share on the Tel-Aviv Stock Exchange is different than the Fair Market Price of a Share on NASDAQ, then the Fair Market Price of a Share shall be the average of the Fair Market Price of a Share on each of the Tel-Aviv Stock Exchange and NASDAQ.

In addition, concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank granted to York Capital Management a two-year, irrevocable proxy dated July 18, 2005 (the “Bank Proxy”) to exercise all the Bank’s voting rights with respect to the Option Shares and the Remaining Shares (which together total 2,052,428 Shares), provided that the Bank Proxy shall cover only such portion of the Option Shares and Remaining Shares that are not sold by the Bank and, provided, further, that the Bank Proxy shall only cover such portion of the Option Shares and the Remaining Shares so that the Bank is not deemed to be, by virtue of the Shares held by York Capital Management, a joint holder or beneficial owner of 20% or more of the outstanding Shares.

Page 10 of  32 Pages

Concurrently with the consummation of the transactions contemplated by the Assignment Agreement, the Bank sold 1,250,000 Shares (the “Third Party Shares”) to Mivtach Shamir Holdings Ltd. (“Shamir”), and pursuant to the terms of such sale, Shamir granted to York Capital Management a two-year irrevocable proxy dated July 23, 2005 (the “Shamir Proxy”) to exercise all Shamir’s voting rights with respect to the Third Party Shares, provided that the Shamir Proxy shall cover only such portion of the Third Party Shares that are not sold by Shamir.

The preceding description of the Assignment Agreement, the Loan Amendment, the Option Agreement, the Bank Proxy and the Shamir Proxy is a summary only and is qualified in its entirety by reference to the copies of the Assignment Agreement, the Loan Amendment, the Option Agreement, the Bank Proxy and the Shamir Proxy filed as exhibits to this Statement and incorporated herein by this reference. In addition, the preceding description of the Loan Amendment and the Warrant is qualified in its entirety by reference to, and is based on, the summaries of such documents set forth in (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 17, 2005 and (ii) the Bank’s Amendment No. 2 to its Schedule 13D filed with the Securities and Exchange Commission on May 10, 2004.

The source of the funds used by York Capital to directly purchase the securities of the Company listed in Item 3 of this Statement was working capital in the approximate amount of $8,563,551.34. The source of funds used by York Investment to directly purchase the securities of the Company listed in Item 3 of this Statement was working capital in the approximate amount of $35,904,070.81. The source of funds used by York Credit Opportunities to directly purchase the securities of the Company listed in Item 3 was working capital in the approximate amount of $13,505,029.85. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the securities of the Company described in Item 3 of this Statement for investment purposes. The Reporting Persons reserve the right to purchase additional securities, including without limitation pursuant to the exercise of the rights of first offer granted by the Bank pursuant to the Option Agreement, either separately or together with other persons, to sell all or some of the securities beneficially owned by them, or to otherwise trade in the securities in open market or private transactions, provided that in their individual or collective judgment such transactions present an attractive (long- or short-term) opportunity for profit.

By virtue of the consummation of the transactions described in Item 3 of this Statement, the Reporting Persons designated five persons, who were appointed on July 18, 2005 as directors of the board of directors of the Company. As of the date of consummation of the transactions described in Item 3 of this Statement, the board of directors of the Company consisted of (i) five directors designated by the Reporting Persons; and (ii) one independent director as defined under the Israeli Companies Law, 1999. It is expected that a second independent director as defined under the Israeli Companies Law, 1999 will be appointed at the next shareholders’ meeting convened by the Company.

Page 11 of  32 Pages

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j) any action similar to those numerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the securities, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Page 12 of  32 Pages

Item 5.   Interest in Securities of the Issuer

(a)      (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,689,094 Shares (which includes (A) 9,386,666 Shares issuable upon the exercise of all Warrants for the entire outstanding amount of the $70,400,000 Loan, when, as and if the Reporting Persons instruct the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $7.50; (B) 1,000,809 Shares issuable upon the exercise of the Option and which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; (C) 1,051,619 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; and (D) 1,250,000 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Shamir Proxy), which together constitute approximately 39.9% of the issued and outstanding Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,874,395 Shares (which includes (A) 1,386,571 Shares issuable upon the exercise of a Warrant(s) for $10,399,283 of the Loan, when, as and if York Capital instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $7.50; (B) 147,836 Shares issuable upon the exercise of its allocated portion of the Option and which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 155,342 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; and (D) 184,646 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy), which together constitute approximately 7.9% of the issued and outstanding Shares. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Capital.

(iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 7,858,709 Shares, (which includes (A) 5,813,423 Shares issuable upon the exercise of a Warrant(s) for $43,600,672 of the Loan, when, as and if York Investment instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $7.50; (B) 619,829 Shares issuable upon the exercise of its allocated portion of the Option and which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 651,297 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; and (D) 774,160 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy), which together constitute approximately 27.8% of the issued and outstanding Shares. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling principal of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

Page 13 of  32 Pages

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,955,990 Shares, (which includes (A) 2,186,672 Shares issuable upon the exercise of a Warrant(s) for $16,400,045 of the Loan, when, as and if York Credit Opportunities instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $7.50; (B) 233,144 Shares issuable upon the exercise of its allocated portion of the Option and which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 244,980 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; and (D) 291,194 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy), which together constitute approximately 12.0% of the issued and outstanding Shares. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Capital.

(v) To the knowledge of the Reporting Persons, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2, 3 or 4.

The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment and York Credit Opportunities are based on an aggregate of 31,826,144 Shares, 23,826,049 Shares, 28,252,901 Shares and 24,626,150 Shares, respectively, which in each case consist of (i) 22,439,478 Shares issued and outstanding as of July 3, 2005, which information was obtained from the Company, and (ii) the number of Shares issuable to the applicable Reporting Person when, as and if such Reporting Person exercised all applicable Warrants, assuming the minimum possible exercise price per Share of $7.50.

(b)        (i) JGD has the sole power to dispose of or direct the disposition of 10,387,475 Shares and the sole power to vote or direct the vote of 12,689,094 Shares, when, as and if the Reporting Persons (A) instruct the Company to issue all Warrants for the $70,400,000 outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercise all such Warrants; and (C) exercise the entire Option. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 10,387,475 Shares and the sole power to vote or direct the vote of 12,689,094 Shares, when, as and if the Reporting Persons (A) instruct the Company to issue all Warrants for the $70,400,000 outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercise all such Warrants; and (C) exercise the entire Option.

Page 14 of  32 Pages

(ii) York Capital has the sole power to dispose of or direct the disposition of 1,534,407 Shares and the sole power to vote or direct the vote of 1,874,395 Shares, when, as and if York Capital (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 1,534,407 Shares and the sole power to vote or direct the vote of 1,874,395 Shares, when, as and if York Capital (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of or direct the disposition of 1,534,407 Shares and the sole power to vote or direct the vote of 1,874,395 Shares, when, as and if York Capital (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option.

(iii) York Investment has the sole power to dispose of or direct the disposition of 6,433,252 Shares and the sole power to vote or direct the vote of 7,858,709 Shares, when, as and if York Investment (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of or direct the disposition of 6,433,252 Shares and the sole power to vote or direct the vote of 7,858,709 Shares, when, as and if York Investment (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. In addition, as the controlling principal of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 6,433,252 Shares and the sole power to vote or direct the vote of 7,858,709 Shares, when, as and if York Investment (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option.

Page 15 of  32 Pages

(iv) York Credit Opportunities has the sole power to dispose of or direct the disposition of 2,419,816 Shares and the sole power to vote or direct the vote of 2,955,990 Shares, when, as and if York Credit Opportunities (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have sole power to dispose of or direct the disposition of 2,419,816 Shares and the sole power to vote or direct the vote of 2,955,990 Shares, when, as and if York Credit Opportunities (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of or direct the disposition of 2,419,816 Shares and the sole power to vote or direct the vote of 2,955,990 Shares, when, as and if York Credit Opportunities (A) instructs the Company to issue all Warrants for its allocated portion of the current outstanding balance of the Loan, assuming the minimum possible exercise price per Share of $7.50; (B) exercises all such Warrants; and (C) exercises its entire allocated portion of the Option.

(v) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2, 3 or 4 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c)         Except as set forth herein or in Exhibits filed herewith, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has effected any transaction in the Shares within the past sixty days.

(d)          Neither any Reporting Person nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares subject to the Bank Proxy or the Shamir Proxy. With respect to the 1,250,000 Shares subject to the Shamir Proxy, to the knowledge of the Reporting Persons, Shamir has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, and with respect to the 2,052,428 Shares subject to the Bank Proxy, to the knowledge of the Reporting Persons, the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, subject to the Reporting Persons’ right to purchase 1,000,809 of such 2,052,428 Shares pursuant to the Option. Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Persons.

Page 16 of  32 Pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

Page 17 of  32 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  July 18, 2005

JGD MANAGEMENT CORP.

By:    /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 18 of  32 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  July 18, 2005

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:   /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

Page 19 of  32 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  July 18, 2005

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS, LIMITED

By:   /s/ Adam J. Semler
Adam J. Semler
Director

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  July 18, 2005

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:   /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

Page 21 of  32 Pages

INDEX OF EXHIBITS

Exhibit No.         Description

1     Agreement of Joint Filing dated as of July 18, 2005 among JGD Management Corp. (“JGD”), York Capital Management, L.P., York Investment Limited (“York Investment”) and York Credit Opportunities Fund, L.P.

2     Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Capital Management.

3      Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

4     Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings, Limited.

5     Loan Assignment Agreement dated June 23, 2005 (the “Loan Assignment Agreement”) by and among Bank Hapoalim B.M. (the “Bank”) and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the Securities and Exchange Commission on July 27, 2005).

6     Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it.

7     Amendment dated April 4, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the “Company”) and the Bank (previously filed as Exhibit 4.3 to the Company’s Annual report on Form 20-F for the fiscal year ending December 31, 2004 filed with the Securities and Exchange Commission on March 17, 2005, which Exhibit is incorporated herein by reference).

8     Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the Securities and Exchange Commission on July 27, 2005).

Page 22 of  32 Pages

9     Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the Securities and Exchange Commission on July 27, 2005).

9     Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management.

Page 23 of  32 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING
GILAT SATELLITE NETWORKS LTD
ORDINARY SHARES

  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this  18th day of July, 2005.

JGD MANAGEMENT CORP.

By:    /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:   /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

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YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:   /s/ Adam J. Semler
Adam J. Semler
Director

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:   /s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer and Member

Page 25 of  32 Pages

EXHIBIT 2

DIRECTORS AND EXECUTIVE OFFICERS OF YORK CAPITAL MANAGEMENT

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer and Director	390 Park Avenue New York, New York 10022	Investment management	USA
Adam J. Semler	Chief Financial Officer and Director	390 Park Avenue New York, New York 10022	Investment management	USA
Daniel A. Schwartz	Chief Investment Officer and Director	390 Park Avenue New York, New York 10022	Investment management	USA

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EXHIBIT 3

DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

Name	Title	Principal Business Address	Principal Occupation	Citizenship

Dawn E. Davies	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. P.O. Box N9205 Nassau, N.P., The Bahamas		Bahamian
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. P.O. Box N9205 Nassau, N.P., The Bahamas		Bahamian

Page 27 of  32 Pages

EXHIBIT 4

DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Director	390 Park Avenue New York, New York 10022	Investment management	USA
Daniel A. Schwartz	Director	390 Park Avenue New York, New York 10022	Investment management	USA
Adam J. Semler	Director	390 Park Avenue New York, New York 10022	Investment management	USA
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. P.O. Box N9205 Nassau, N.P., The Bahamas		Bahamian

Page 28 of  32 Pages

EXHIBIT 6

ADDENDUM

TO LOAN ASSIGNMENT AGREEMENT
Dated June 23, 2005

This addendum (this “Addendum”) is made and entered into on the 18th day of July, 2005, by and among Bank Hapoalim B.M. of 50 Rothschild Boulevard, Tel-Aviv 66883, Israel ("Bank"), and York Capital Management, for and on behalf of accounts managed by it, of 390 Park Avenue, New York, NY 10022, United States (the “Purchaser”). Each of the Bank and Purchaser is hereinafter referred to as a “Party” and collectively the “Parties”.

WHEREAS, on June 23, 2005 the Parties signed a Loan Assignment Agreement (the “Loan Assignment Agreement”); and

WHEREAS, the Parties wish to amend the Loan Assignment Agreement by reducing the Debt Sale Consideration (as defined in the Loan Assignment Agreement) from US$59,976,000 to US$59,846,000, as more specifically set forth herein; and

NOW THEREFORE in consideration of the mutual covenants contained herein, the Parties agree as follows:

1.	The preamble to this Agreement is an integral part hereof.

2.	Capitalized terms, used and not otherwise defined herein, shall have the meaning assigned to them in the Loan Assignment Agreement.

3.	The Parties hereby agree, in accordance with Section 4.3 of the Loan Assignment Agreement, to replace Section 1.1 of the Loan Assignment Agreement in its entirety with the following language:

“1.1 Sale and Assignment of the Bank’s Rights and Obligations. At the Closing (as defined in Section 1.2 below), the Bank hereby irrevocably sells and assigns to Purchaser in full the Bank's Rights and Obligations, and the Purchaser hereby irrevocably purchases and assumes in full the Bank's Rights and Obligations, and as of such time the Bank shall cease to have any rights and/or obligations under the Loan Documents. The sale and assignment by the Bank of the Bank's Rights and Obligations and the purchase and assumption thereof by the Purchaser shall be against the full and immediate payment by Purchaser to the Bank of US$59,846,000 (hereinafter the "Debt Sale Consideration"), subject to the provisions of Section 3.5.1, in cash in US$ to be paid via wire transfer of immediately available funds to a bank account designated by the Bank.”

4.	All other provisions of the Loan Assignment Agreement shall continue to be in full force and effect.

5.	In the event of any inconsistency between the provisions of this Addendum and the provisions of the Loan Assignment Agreement, this Addendum shall prevail.

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6.
This Addendum shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of law provisions thereof. The exclusive jurisdiction in any matter relating to this Addendum shall be of the competent courts of the district of Tel Aviv-Jaffa, Israel and the Parties hereby irrevocably submit to any such jurisdiction and waive any objection regarding jurisdiction or forum.

IN WITNESS WHEREOF, the Parties have executed this Addendum as of the date first above written.

BANK HAPOALIM B.M.

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

YORK CAPITAL MANAGEMENT

By: ___________________________________
Name:
Title:

Page 30 of  32 Pages

EXHIBIT 10

IRREVOCABLE PROXY

The undersigned, a shareholder of Gilat Satellite Networks Ltd., C.N. 52-003893-6 (the “Company”), hereby (to the fullest extent permitted by law) appoints York Capital Management of 390 Park Avenue, New York, NY 10022, United States ("Proxy Agent"), as the sole and exclusive proxy agent of the undersigned, to vote and exercise all voting rights with respect to 1,250,000 Ordinary Shares of the Company par value NIS0.2 each (“Ordinary Shares”) held and owned by the undersigned (collectively, the "Proxy Shares"), such that, subject to the terms and conditions hereof, the Proxy Agent is hereby authorized and empowered by the undersigned, at any time prior to the termination of this Proxy, to act as the undersigned's proxy for the purpose of voting the Proxy Shares, and to exercise all voting rights of the undersigned with respect thereto (including, without limitation, to the extent permitted by applicable law, the power to execute and deliver written consents), at any annual or special general meeting of the shareholders of the Company and/or in any adjournments thereof, and to the extent permitted by applicable law, in every written consent made in lieu of such meetings.

Subject to the following terms and conditions, this Proxy is irrevocable (to the fullest extent permitted by law).

The Proxy shall be subject to the following terms and conditions:

1.
The Proxy shall at any time cover only such portion of the Proxy Shares not sold by the undersigned, such that in case any portion of the Proxy Shares is sold, then the Proxy shall terminate ipso facto with respect to the Ordinary Shares so sold. The undersigned will notify the Proxy Agent within two business days following the sale of any of the Proxy Shares.

2.
The Proxy Agent may not substitute, grant, assign or transfer this proxy or any rights hereunder (hereinafter “Disposition”) to any unrelated third party, absent the undersigned’s prior written approval.

3.	This proxy shall terminate and be of no force and effect immediately upon any of the following to occur:

(a)	Upon any Disposition made not in accordance with Section 2 above;
(b)	Upon sale by the undersigned of all of the Proxy Shares; or
(c)	Upon the lapse of two years from the date hereof.

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The undersigned hereby confirms that no prior proxies were given with respect to the Proxy Shares and that no proxies will be given by the undersigned with respect to the Proxy Shares save for this proxy.

Dated: July 23, 2005

In witness hereof the undersigned has granted this Proxy on the date first written above:

________________
[Shamir]

AGREED AND ACKNOWLEDGED

____________________
York Capital Management

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